UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Addition of a new subsidiary by KB Investment Co., Ltd.

On July 2, 2014, KB Investment Co., Ltd., a wholly-owned subsidiary of KB Financial Group Inc.(“KB Financial Group”), added Korea GCC Global Corporation PEF as its subsidiary. Key details of such second-tier subsidiary of KB Financial Group are as follows:

1.	Primary areas of business: investment and fund management

2.	Date of addition: July 2, 2014

3.	Total number of affiliated companies of KB Financial Group after the addition of Korea GCC Global Corporation PEF as a second-tier subsidiary (including KB Financial Group): 23

4.	Other relevant information:

•	Korea GCC Global Corporation PEF is a private equity fund established under the Financial Investment Services and Capital Markets Act of Korea with KB Investment Co., Ltd. as the general partner and certain other investors as limited partners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 2, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO